[GRAPHIC OMITTED]

                Open Joint Stock Company "Vimpel-Communications"

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            NOTICE OF THE 2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS

                              BASED ON 2003 RESULTS

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                                  May 26, 2004
                               10:00 (Moscow time)
                         10, Ulitsa 8 Marta, Building 14
                                 Moscow, Russia

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[GRAPHIC    AO VimpelCom                  Phone:               Fax:
OMITTED]    8 Marta str., 10, bldg. 14
            127083, Moscow, Russia        +7 (095) 725-0700    +7 (095) 725-0700


Dear Shareholder:                                                  April 9, 2004

We are delighted to announce the convocation of the 2004 Annual General Meeting based upon the 2003 results ("AGM") together with the full agenda for the meeting.

In addition to the approval of our 2003 Annual Report, the election of our Board of Directors and other issues typically included in our AGM agenda, we are also seeking shareholder approval for the merger of VimpelCom and KB Impuls, our 100% wholly-owned subsidiary which holds the GSM 900/1800 license for the City of Moscow and the Moscow region and other related licenses, frequencies and permissions (see Items 9 and 10 on the agenda). Notwithstanding KB Impuls being wholly-owned by VimpelCom, under Russian law, this merger is considered an interested party transaction and therefore, more than 50% of the votes of all disinterested shareholders, excluding our two strategic shareholders Telenor and Alfa Group, must be cast in favor for this merger to be approved.

Over the past three months, VimpelCom has been the subject of a number of regulatory investigations with respect to the agency relationship between VimpelCom and KB Impuls. Despite recent rulings by the Russian courts in our favor, our board unanimously voted to recommend that our shareholders approve the merger of KB Impuls into VimpelCom, together with the reissuance of KB Impuls's licenses to VimpelCom. The Board made this recommendation based upon public statements by the then Minister of Communications that a reissuance of the licenses from KB Impuls to VimpelCom would resolve the issues raised by the regulator. Accordingly, we are urging all our public shareholders to vote and support this transaction.



/s/ Alexander Izosimov                       /s/ Jo Lunder

Alexander Izosimov                           Jo Lunder
CEO and General Director                     Chairman of the Board

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1

 Open Joint Stock Company "Vimpel-Communications", 10 Ulitsa 8 Marta, Building
                           14, Moscow 127083, Russia

                                [GRAPHIC OMITTED]


                                                             To the shareholders
                                                     of Open Joint Stock Company
                                                         "Vimpel-Communications"

                            NOTICE ON THE CONVOCATION
               OF THE 2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS
               OF OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                              based on 2003 results

                                                                   April 9, 2004

Dear Shareholder:

It is a pleasure to invite you to the 2004 Annual General Meeting of Shareholders based on 2003 results ("AGM") of the Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company"). Pursuant to Protocol No. 5 of the Board of Directors (the "Board") of VimpelCom dated March 24, 2004, an AGM will be held on Wednesday, May 26, 2004, at 10:00 a.m. (Moscow time) at the following address: 10, Ulitsa 8 Marta, Building 14, Moscow, Russia. The AGM shall be held in the form of a meeting (with voting ballots). The registration start time is 9:00 a.m. at the same address. Shareholders may report breaches of the registration procedure to the CEO and General Director of the Company. Shareholders of record as of the close of the Company's registrar's business (Moscow time) on April 9, 2004 (the "Shareholders") shall be eligible to participate in and vote at the AGM.

         In addition to certain decisions on which the shareholders approval is sought each year at the AGM in accordance with Russian law, you are requested to approve the statutory merger (the "Merger") of Open Joint Stock Company "KB Impuls" ("KB Impuls"), our wholly-owned subsidiary which holds our GSM license for the city of Moscow and Moscow region, into VimpelCom. For a detailed description of the Merger, see Attachment 5. The Agenda of the Meeting is as follows:

         1. Approval of the 2003 VimpelCom Annual Report;

         2. Approval of VimpelCom's accounting statements, including Profit and Loss Statement for 2003 (prepared in accordance with Russian statutory accounting principles) (for key figures from these financials, see Attachment
1);

         3. Allocation of profits and losses resulting from 2003 operations including non-payment of dividends to holders of shares of common stock and payment of dividends to holders of shares of convertible type A preferred stock;

         4. Election of the Board of Directors (information about the candidates is provided in Attachment 2);

         5. Election of the Audit Commission (information about the candidates is provided in Attachment 3);

         6. Approval of the amended and restated Regulations of the Audit Commission (see Attachment 4);

         7. Approval of external auditors;

         8. Approval of a series of interested party transactions relating to debt financing of and/or leases to VimpelCom-Region;

         9. Approval of reorganization of VimpelCom through statutory merger of KB Impuls into VimpelCom and of the Merger Agreement (information about the Merger is provided in Attachment 5); and

         10. Approval of statutory merger (including related merger agreement between VimpelCom and KB Impuls (the "Merger Agreement")) as an interested party transaction.

         In preparation for the AGM, the following materials are being sent to our Shareholders along with this Notice (which includes information regarding the issues on the Agenda): (i) key figures derived from the accounting balance and profit and loss statement of VimpelCom prepared for 2003 in accordance with Russian statutory accounting principles (Attachment 1); (ii) information about the candidates to the Board of Directors (Attachment 2); (iii) information about the candidates to the Audit Commission (Attachment 3); (iv) Amended and Restated Regulations of the Audit Commission (Attachment 4); (v) the basis for the conditions and procedure of Merger of KB Impuls into VimpelCom (Attachment 5);
(vi) the form of the Merger Agreement between VimpelCom and KB Impuls (Attachment 6); and (vii) terms regarding your right to request redemption (Attachment 7).

         In addition, the following materials shall be made available to the Shareholders at the offices of the CEO and General Director of the Company located at 10, Ulitsa 8 Marta, Building 14, Moscow, Russia (tel. 7 095 910-5919), Monday through Friday, from 9:30 a.m. until 6:00 p.m. (Moscow time) from the date of this Notice through May 26, 2004 or at the AGM:

         1. Annual report of the Company for 2003 prepared in accordance with Russian law;

         2. The conclusions of the Company's Audit Commission on authenticity of the information set forth in the Annual report of the Company for 2003;

         3. VimpelCom's 2003 audited accounting statements, including profit and loss statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC, a Russian licensed auditor;

         4. The conclusions of the Company's Audit Commission and Rosexpertiza, LLC based on the results of their review of the Company's 2003 accounting statements (in accordance with Russian statutory accounting principles);

         5. Recommendations of the Company's Board on distribution of profits and losses as well as on the amount of dividends and the procedure of payment of dividends based on the results of the fiscal year;

         6. Written consents of the nominees to the Company's Board of Directors;

         7. Written consents of the nominees to the Company's Audit Commission;

         8. Reports of independent appraiser on (i) the market values of the Company's common registered shares and convertible type A registered preferred shares, which can be redeemed from Shareholders who vote against the reorganization of VimpelCom through statutory merger of KB Impuls into VimpelCom under Item 9 on the agenda or abstain from voting on such issue or do not participate in the Meeting and (ii) the market value of the assets of KB Impuls to be transferred to VimpelCom upon the Merger;

         9. Transfer act relating to property, rights and obligations of KB Impuls as of December 31, 2003 to be transferred to VimpelCom as a result of the Merger, which will be attached to the Merger Agreement;

         10. The Company's annual reports for 2001 and 2002 and KB Impuls' annual reports for 2001, 2002 and 2003 prepared in accordance with Russian law;

         11. The Company's accounting statements as of December 31, 2001 and 2002, and KB Impuls' accounting statements as of December 31, 2001, 2002 and 2003 prepared in accordance with Russian accounting principles;

         12. Calculations of the Company's net assets prepared in accordance with Russian accounting principles as of December 31, 2003;

         13. An extract from Board Protocol No. 5 dated March 24, 2004 approving
(i) the market values of common registered shares and convertible type A registered preferred shares of the Company based on the market values determined by an independent appraiser for determining the prices for redemption of such shares; and (ii) the market value of the assets of KB Impuls to be transferred to VimpelCom upon the Merger; and

         14. Amendments to the Charter (Exhibit 2 to the Merger Agreement between VimpelCom and KB Impuls).

         The Company will send its annual report containing its U.S. GAAP financials under a separate mailing to its Shareholders prior to the AGM and will make such annual report available on its web site at http://www.vimpelcom.ru.

         Set forth below is a description of each issue on which shareholder approval is sought. The Board unanimously recommends that the Shareholders vote in favor of each item on the Agenda.

                               * * * * * * * * * *

ITEM 1.  APPROVAL OF THE 2003 VIMPELCOM ANNUAL REPORT.

Text of the Proposed Decision: "To approve the 2003 VimpelCom Annual Report."

Explanatory Information:

o In accordance with Russian law and VimpelCom's Charter, the annual report of a joint stock company is to be approved at the AGM.

o The annual report was preliminarily reviewed by the Company's Audit Commission, approved by the Board (Protocol No. 5 dated March 24, 2004) and has been submitted for the review and approval of the Shareholders at the AGM. Copies of the annual report prepared in accordance with Russian law are available at the offices of the CEO and General Director of the Company at the address included above.

Shareholder Approval Required: This Item 1 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.


ITEM 2. APPROVAL OF VIMPELCOM'S ACCOUNTING STATEMENTS, INCLUDING PROFIT AND LOSS STATEMENT FOR 2003 (PREPARED IN ACCORDANCE WITH RUSSIAN STATUTORY ACCOUNTING PRINCIPLES).

Text  of  the  Proposed  Decision:   "To  approve  VimpelCom's  2003  accounting
statements, including profit and loss statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC."

Explanatory Information:

o VimpelCom, as a legal entity registered under the laws of the Russian Federation, must maintain its accounts in accordance with Russian law and Russian statutory accounting principles. The annual accounting statements of VimpelCom, including its profit and loss statement (i.e., report on financial results), prepared in accordance with Russian statutory accounting principles, are subject to the approval of the AGM. In 2003, these accounting statements were audited by Rosexpertiza, LLC, a licensed Russian auditor.

o VimpelCom also prepares its accounts in accordance with U.S. GAAP to assist its Shareholders in familiarizing themselves with the Company's financial condition. The U.S. GAAP balance sheet and certain financial indicators of VimpelCom, which were audited by Ernst & Young (CIS) Ltd., are included in the Company's annual report which is posted on the Company's web site (http://www.vimpelcom.ru).

o Russian statutory accounting principles and U.S. GAAP differ. Therefore it is inevitable that there will be certain differences in the figures presented by these two different accounting methods. Set forth in Attachment 1 are the key figures in Russian rubles derived from the accounting balance and profit and loss statement of VimpelCom prepared for 2003 in accordance with Russian statutory accounting principles. Copies of the complete financial statements are available at the offices of the CEO and General Director of the Company.

Shareholder Approval Required: This Item 2 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 3. ALLOCATION OF PROFITS AND LOSSES RESULTING FROM 2003 OPERATIONS INCLUDING NON-PAYMENT OF DIVIDENDS TO HOLDERS OF SHARES OF COMMON STOCK AND PAYMENT OF DIVIDENDS TO HOLDERS OF SHARES OF CONVERTIBLE TYPE A PREFERRED STOCK.

Text of the Proposed Decision: "To not pay annual dividends to holders of shares of Common Stock based on 2003 results; to pay annual dividends to holders of shares of Convertible Type A Preferred Stock based on 2003 results in the amount of 0.1 kopeck per share; and to invest remaining profits resulting from 2003 operating results into the business."

Explanatory Information:

o VimpelCom's Board has recommended that the Shareholders adopt a decision not to pay dividends on shares of Common Stock based on 2003 results and to invest its profits into the business.

o VimpelCom's Board has recommended that the Shareholders adopt a decision to pay dividends on shares of Convertible Type A Preferred Stock (based on 2003 results), as provided in the Charter, in the amount of 0.1 kopeck per share (in the aggregate, approximately US$226 based upon the exchange rate on March 24, 2004) (Protocol No. 5 of the Board, dated March 24, 2004). The Board believes that the best use of the Company's resources at this time would be to continue investing in the business and therefore has recommended to Shareholders to approve investing remaining profits resulting from 2003 operating results into the business.

Shareholder Approval Required: This Item 3 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.


ITEM 4.  ELECTION OF THE BOARD OF DIRECTORS.

Text of the Proposed  Decision:  "To elect the following members to the Board of
Directors: Mikhail M. Fridman, Arve Johansen, Pavel V. Kulikov, Jo Lunder, Alexey M. Reznikovich, Alexander Sozonoff, Terje Thon, Henrik Torgersen, and Natalia S. Tsukanova."

Explanatory Information:

o The Board consists of 9 directors. Members of the Board are elected for one year term which will expire at the annual general meeting of shareholders to be held in 2005, unless the Board in its entirety is terminated prior to the expiration of its term upon a decision of the Company's shareholders.

o In accordance with Russian law and the Charter, the following candidates have been nominated for election to the Board: Mikhail M. Fridman, Arve Johansen, Pavel V. Kulikov, Jo Lunder, Alexey M. Reznikovich, Alexander Sozonoff, Terje Thon, Henrik Torgersen, and Natalia S. Tsukanova. Each of these candidates has consented, in writing, to his/her nomination to the Board of Directors. Information about the candidates for election to the Board is attached to this notice (Attachment 2).

Shareholder Approval Required: The election of the Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Board. Each Shareholder should multiply the number of voting shares that it holds by 9 (the number of directors) and allocate this total number of votes among the nominees proposed to be elected to the Board. Each Shareholder should vote on this Item 4 by writing the number of votes allocated to each nominee in the appropriate box on the ballot enclosed herewith. Each Shareholder is entitled to distribute this total number of votes among all or certain nominees at its discretion, provided that the sum of votes given to all the nominees may not exceed the total number of votes at such Shareholder's disposal on this Item
4. A fractional portion of a vote that resulted from multiplying the number of votes held by a holder of a fractional share by the number of persons to be elected to the Board may be cast for one candidate only.


ITEM 5.  ELECTION OF THE AUDIT COMMISSION.

Text of the Proposed Decision:  "To elect the following individuals to the Audit
Commission: Alexander Gersh, Knut Giske and Nigel Robinson."

Explanatory Information:

o In accordance with Russian law and the Charter, the following candidates were nominated for election to the Audit Commission:
         Alexander Gersh, Knut Giske and Nigel Robinson. Each of these candidates has consented, in writing, to his nomination to the Audit Commission. Information about the candidates for election to the Audit Commission is attached to this notice (Attachment 3).

Shareholder Approval Required: This Item 5 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM. The CEO and General Director of the Company and members of the Board of VimpelCom who are Shareholders of the Company are not eligible to vote on this issue.


ITEM  6.  APPROVAL  OF  THE  AMENDED  AND  RESTATED  REGULATIONS  OF  THE  AUDIT
COMMISSION.

Text of the Proposed Decision: "To approve the amended and restated Regulations of the Audit Commission."

Explanatory Information:

o        The Audit Commission  supervises the financial activity of the Company.
         Russian law provides that the general meeting of shareholders should approve the internal document regulating the activities of the Audit Commission. The Regulations were amended in order to reflect the requirements of the US Sarbanes-Oxley Act as well as the corporate governance regulations promulgated by the New York Stock Exchange. The amended and restated Regulations of the Audit Commission are attached to this Notice (Attachment 4).

Shareholder Approval Required: This Item 6 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM. The CEO and General Director of the Company and members of the Board of VimpelCom who are Shareholders of the Company are not eligible to vote on this issue.

ITEM 7.  APPROVAL OF EXTERNAL AUDITORS.

Text of the Proposed Decision: "To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company's U.S. GAAP accounts and the firm Rosexpertiza, LLC as the auditor of the Company's accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2004 results."

Explanatory Information:

o In accordance with Russian law, the review of the financial activities of a joint stock company is to be conducted by external auditors as well as the Audit Commission.

o VimpelCom maintains its accounts in accordance with Russian statutory accounting principles (its country of registration), as well as in accordance with U.S. GAAP. As a result, the Board has recommended that the Shareholders approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company's U.S. GAAP accounts and the Russian licensed firm Rosexpertiza, LLC as the auditor of the Company's accounts prepared in accordance with Russian statutory accounting principles.

Shareholder Approval Required: This Item 7 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.


ITEM 8. APPROVAL OF A SERIES OF INTERESTED PARTY TRANSACTIONS RELATING TO DEBT FINANCING OF AND/OR LEASES TO VIMPELCOM-REGION.

Text of the Proposed Decision: "To approve a series of interested party transactions to be concluded in the ordinary course of the Company's activity, pursuant to which VimpelCom will provide a combination of financing (loans and/or guarantees) and/or leases to VimpelCom-Region with maximum terms of no more than six (6) years in a total aggregate principal amount outstanding at any one time of no more than the ruble equivalent (calculated on the date of disbursing funds) of US$200 million with the specific terms and amounts to be determined by the Board of Directors of VimpelCom."

Explanatory Information:

o "Interested Party Transaction". In accordance with Russian law, transactions between VimpelCom and its majority-owned subsidiaries may be considered "interested party transactions." VimpelCom now owns 55.3% of the voting shares of VimpelCom-Region.

o Similar to intercompany financing approved by the shareholders at the annual general meeting of shareholders based on 2002 results, VimpelCom plans to provide up to US$200 million of financing to VimpelCom-Region through a variety of means, including debt financing (both secured and unsecured loans, and/or guarantees of VimpelCom-Region debt) and leases of equipment and assets. It is anticipated that this financing will include (i) unsecured credits, and/or (ii) a combination of secured credits, guarantees of VimpelCom-Region debt and leases of equipment and assets, and/or (iii) a bridge credit facility. The terms of each of these facilities will not exceed six (6) years. Within these parameters, the Board of VimpelCom will decide the ultimate amounts and final terms of each of these facilities, depending on the needs of VimpelCom-Region and the market conditions at the time of entering into these agreements.

o This approval is needed in order to continue funding the regional expansion through VimpelCom-Region prior to the consummation of the merger of VimpelCom-Region into VimpelCom. The merger is intended to be consummated in the second quarter of 2004, but may, for reasons outside of the Company's control, take longer to complete.

Shareholder Approval Required: This Item 8 requires the approval of all disinterested shareholders owning more than 50% of the voting shares and eligible to vote on this issue. For purposes of this decision, Shareholders that are considered to be "interested" under Russian law are not eligible to vote on this issue.


ITEM 9. APPROVAL OF REORGANIZATION OF VIMPELCOM THROUGH STATUTORY MERGER OF KB IMPULS INTO VIMPELCOM AND OF THE MERGER AGREEMENT BETWEEN VIMPELCOM AND KB IMPULS.

Text of the Proposed Decision: "Contingent upon approval of Item 10 on the agenda, to approve the reorganization of VimpelCom through the statutory merger of KB Impuls into VimpelCom and to approve the Merger Agreement between VimpelCom and KB Impuls."

Explanatory Information:

Description of the Merger: It is proposed to merge KB Impuls, VimpelCom's wholly-owned subsidiary, into VimpelCom, with VimpelCom being the surviving entity. KB Impuls will cease to exist and VimpelCom will become the legal successor to all rights and obligations of KB Impuls. For a description of the basis and procedure of the Merger, please see Attachment 5 hereto.

Redemption Right: In accordance with Russian law, if this Item 9 is approved by our shareholders and you either (i) did not submit your ballot to participate in the Meeting, (ii) participated in the Meeting but abstained from voting on this
Item 9, or (iii) voted against this Item 9, you will be entitled to demand that we redeem all or part of your shares of voting stock or ADSs, subject to certain limitations imposed on us under Russian law. Please refer to Attachment 7 for a description of your redemption rights.

Shareholder Approval Required: This Item 9 requires the approval of shareholders owning at least 75% of the voting shares represented at the Meeting.


ITEM 10. APPROVAL OF STATUTORY MERGER (INCLUDING RELATED MERGER AGREEMENT BETWEEN VIMPELCOM AND KB IMPULS) AS AN INTERESTED PARTY TRANSACTION.

Text of the Proposed Decision: "Contingent upon approval of item 9 on the agenda, to approve the statutory merger of KB Impuls into VimpelCom, including the related Merger Agreement between VimpelCom and KB Impuls, as an interested party transaction with a value equal to the market value of the assets of KB Impuls as determined by the Board of Directors of VimpelCom in Protocol No. 5 dated March 24, 2004 on the basis of the report of the appraiser LLC "Economiko-pravovaya Expertiza" dated March 24, 2004.

Explanatory Information:

Purpose of the Transaction: As described in Item 9 on the agenda, VimpelCom will be reorganized through the Merger of KB Impuls, VimpelCom's wholly-owned subsidiary, into VimpelCom, with VimpelCom being the surviving entity. In connection with the Merger, VimpelCom and KB Impuls are required to enter into the Merger Agreement, pursuant to which the parties set forth the general terms and procedure for the Merger. The Merger Agreement is attached hereto as Attachment 6.

"Interested Party Transaction": Russian law requires that "interested party transaction" having a value in excess of 2% of the book value of our assets, calculated according to Russian accounting standards, be approved by a simple majority of votes of all disinterested shareholders. The Merger Agreement qualifies as an "interested party transaction" under Russian law with respect to each of Telenor East Invest AS ("Telenor") and Eco Telecom Ltd. ("Eco Telecom") and both Telenor and Eco Telecom are not eligible to vote on this issue.

Shareholder Approval Required: This Item 10 requires the approval of more than 50% of the votes of all disinterested shareholders. For purposes of this decision, shareholders that are considered to be "interested" under Russian law are not eligible to vote on this issue.

                               * * * * * * * * * *

As noted above, the Board recommends that the shareholders vote in favor of all of the items on the Agenda.

Please complete the enclosed original ballot as follows:

1. With respect to all items (except Item 4), place any sign (cross, checkmark) in the corresponding box of the enclosed ballot following the requirements set forth in the letter. In order for items to be approved, the specified percentage of votes of holders represented and eligible to vote is required. Accordingly, an abstention by a shareholder which submits its ballot is equivalent to a vote against such item.

2. With respect to Item 4 (Election of the Board), cumulative voting is used. Please see the explanation on the completion of the ballot on this item in the explanatory information to Item 4 above.

3. YOUR BALLOT MUST BE SIGNED BY YOU AS A SHAREHOLDER OF VIMPELCOM WITH INDICATION OF THE DATE.

4. Either (a) bring your ballot to the AGM on May 26, 2004 or (b) return your ballot, by registered mail or in person, to the offices of the CEO and General Director of VimpelCom, located at 10, building 14, Ulitsa 8 Marta, Moscow 127083, Russia, Monday through Friday, from 9:30 a.m. until 6:00 p.m. (Moscow time), no later than May 23, 2004. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the AGM, as well as documentation prepared in accordance with Russian law which confirms your authority to vote on behalf of other Shareholders.

         HOLDERS OF ADSS SHOULD RETURN THEIR BALLOTS TO THE BANK OF NEW YORK IN ACCORDANCE WITH ITS INSTRUCTIONS NO LATER THAN 12:00 P.M. (NEW YORK
         TIME) ON MAY 19, 2004.

Notice of the results of the Meeting shall be sent to the Shareholders in accordance with the Company's Charter and Russian law.

This Notice is being sent by order of the Board.


/s/ Alexander Izosimov                           /s/ Jo Lunder

Alexander Izosimov                               Jo Lunder
CEO and General Director                         Chairman of the Board

                                                                    Attachment 1

                         RUSSIAN ACCOUNTING INFORMATION

     Set forth below are the key figures in Russian rubles derived from the accounting balance and profit and loss statement of VimpelCom prepared for 2003 in accordance with Russian statutory accounting principles.

       Information on VimpelCom's Balance Sheet Assets and Liabilities and
                  Shareholders' Equity as of December 31, 2003
      (prepared in accordance with Russian statutory accounting principles)

----------------------------------------------------------- -----------------------------------------------------------
                          ASSETS                                       LIABILITIES AND SHAREHOLDERS' EQUITY
                 (in thousands of rubles)                                    (in thousands of rubles)
----------------------------------------------------------- -----------------------------------------------------------
Fixed    assets    and   other          15.797.932          Capital and reserves                  18.139.545
non-current assets
------------------------------- --------------------------- ---------------------------- ------------------------------
Current assets                          25.255.815          Long-term  and   short-term           22.914.202
                                                            liabilities
------------------------------- --------------------------- ---------------------------- ------------------------------
Balance                                 41.053.747          Balance                               41.053.747
------------------------------- --------------------------- ---------------------------- ------------------------------

                   2003 Profit and Loss Statement of VimpelCom
      (prepared in accordance with Russian statutory accounting principles)

------------------------------------------------------ ----------------------------- ----------------------------------
                                                             REVENUE / PROFIT                 EXPENSES / LOSS
                                                         (in thousands of rubles)        (in thousands of rubles)
------------------------------------------------------ ----------------------------- ----------------------------------
Proceeds from the sale of goods, products,  works and                    27.438.281
services (net of VAT)
------------------------------------------------------ ----------------------------- ----------------------------------
Cost of the sale of goods, products,  works, services                                                       20.626.358
and other expenditures related to core activities
------------------------------------------------------ ----------------------------- ----------------------------------
Profit from sales                                                         6.811.923
------------------------------------------------------ ----------------------------- ----------------------------------
Interest accrued and other  operational  revenues and                     1.033.591                          1.380.896
expenditures
------------------------------------------------------ ----------------------------- ----------------------------------
Profit from financial and economic activities                             6.464.618
------------------------------------------------------ ----------------------------- ----------------------------------
Other non-sale revenues and expenditures                                  1.498.997                          2.938.383
------------------------------------------------------ ----------------------------- ----------------------------------
Profit for the reporting period                                           5.025.232
------------------------------------------------------ ----------------------------- ----------------------------------
Profit tax and other allocated funds                                                                         1.367.758
------------------------------------------------------ ----------------------------- ----------------------------------
Retained earnings of the current period                                   3.657.474
------------------------------------------------------ ----------------------------- ----------------------------------

                                                                    Attachment 2

                                   INFORMATION
                                ON THE CANDIDATES
                          TO THE BOARD OF DIRECTORS OF
                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"


MIKHAIL M. FRIDMAN (40 years of age) has been a director of our Company since July 2001. Mr. Fridman currently serves as Chairman of the board of directors of Alfa Bank and as a member of the boards of directors of Alfa Finance Holdings and OJSC "TNK". Mr. Fridman is also a Chairman of the Supervisory Board of the Consortium Alfa Group. Since 1989, Mr. Fridman has taken an active part in the formation of Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited, and Medpoint Limited), Alfa-Eco Holdings Limited and ZAO Trade House Perekriostok. In 1988, Mr. Fridman co-founded "Alfa-Foto" cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at "Elektrostal" metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-ferrous Metals of the Moscow Institute of Steel and Alloys.

ARVE JOHANSEN (54 years of age) has been a director of our Company since June 2003. He has served as Chief Executive Officer of Telenor Mobile and Senior Executive Vice President of Telenor since 2000. Mr. Johansen is also a Member of the board of Telenor Mobil (Norway), DTAC/UCOM (Thailand), DiGi.Com (Malaysia) and several other companies. Mr. Johansen held various positions since joining the Telenor Group in 1989, including Chief Executive Officer and a member of the corporate board of Telia-Telenor Mobile in 1999, Chief Executive Officer of Telenor International AS from 1995 to 1998, Vice President of Norsk Telekom AS from 1993 to 1994 and Vice President of TBK AS (Telenor Business Communications) from 1989 to 1992. From 1985 until 1988, Mr. Johansen served as Vice President of Ericsson (Norway), responsible for the sale and the delivery of large specialized telecommunications systems to customers worldwide. Mr. Johansen received a master's of science degree in telecommunications from the Norwegian Institute of Technology and completed the Program for Management Development at Harvard Business School.

PAVEL V. KULIKOV (27 years of age) has been a director of our Company since May 2002. He has served as the General Director of Alfa-Eco Telecom since 2000. Mr. Kulikov is also a member of the board of directors of our subsidiary KB Impuls. From 1998 until 2000, Mr. Kulikov served as Deputy General Director of JSC Moscow Black Iron Casting Factory. From 1997 until 1998, Mr. Kulikov served as Deputy General Director of ZAO "MSS-Start," which is now a wholly owned subsidiary of our Company and a retail dealer for mobile telecommunications companies in the Moscow license area. Mr. Kulikov graduated from Moscow State University and is currently doing postgraduate research at the Moscow State University.

JO O. LUNDER (42 years of age) has served as Chairman of the Board of Directors of our Company since October 2003. From April 2001 until October 2003, Mr. Lunder served as Chief Executive Officer of our company, and from May 2001 until October 2003 as our General Director. Mr. Lunder has served as a director of our Company since May 2002. Mr. Lunder is a member of the board of directors of consulting firm AO eScienza. From September 2000 until April 2001, Mr. Lunder served as our company's President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of our Company. From September 1999 until April 2000, Mr. Lunder served as our Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile AS. Mr. Lunder earned a bachelor's degree from Oslo Business School. Mr. Lunder also received an MBA from Henley Management College in Oxford and has completed a Management Training program at IMD in Lausanne, Switzerland.

ALEXEY M. REZNIKOVICH (35 years of age) has served as a director of our Company since May 2002. Since December 2002, he serves as Director of Asset Management Control of Alfa Group. Mr. Reznikovich has served as the General Director and member of the board of directors of "CafeMax" and "EMAX" from February 2001 until December 2002. From January 1996 to February 2001, he was a partner at McKinsey & Co. Before joining McKinsey & Co., Mr. Reznikovich worked at Procter & Gamble (Italy) and Transworld (USA). Mr. Reznikovich graduated from the Economics Faculty of Moscow State University. Mr. Reznikovich also received an MBA from Georgetown University/INSEAD University in France.

ALEX SOZONOFF (65 years of age) has been a director of our Company since June 2003. He currently serves as Chairman of the Board of the Stonesoft Corporation in Finland, EWG, one of the largest European IT Wholesalers, HP Finland, Global Beach in London, is a Board member of F-Secure in Finland and the Co-Chairman of the Sir Peter Ustinov Foundation in Geneva, Switzerland. Sozonoff held various positions in Hewlett-Packard for 35 years, retiring in January 2001 but he continued to serve as the Senior Advisor to the CEO of Hewlett-Packard. Immediately prior to his retirement, he served as Vice President of Customer Advocacy, responsible for raising Hewlett-Packard's overall skill in the area of relationship management. In addition, he was responsible for the Total Customer Experience for the Business Customer Organization. In 1997 he was named Executive-of-the-Year by the North American Account Management Association. Mr. Sozonoff received a bachelor's degree in economics from the University of Tennessee, a degree from the Nijenrode University in Breukelen, Netherlands and he graduated from the Wharton Management Program in 1995.

TERJE THON (58 years of age) has served as a member of our board of directors since January 1999. Currently, Mr. Thon serves as the Chairman of the board of directors of the Norwegian newspaper Dagbladet AS, Norwegian Air Ambulance and Bravida ASA. Mr. Thon also serves as a member of the boards of directors of Storebrand Bank AS, Tandberg Data ASA, ProAct IT Group AB and Birdstep Technology ASA. From November 1994 until October 2000, Mr. Thon served as Senior Executive Vice President of Telenor AS, with responsibility for Telenor's international activities. Previously, Mr. Thon served as Deputy Managing
Director of Norsk Telekom and Managing Director of TBK AS. Prior to joining Televerket/Telenor, Mr. Thon held senior management positions in the former Norwegian telecommunications group EB AS, which subsequently merged into the ABB group, and the Norwegian companies ASV and NVE. Mr. Thon received a master of science degree from the Norwegian Technical University and completed the Program for Management Development at Harvard Business School.

HENRIK TORGERSEN (57 years of age) has served as a member of our Board of Directors since January 1999. He was appointed Executive Vice-President in Telenors management board July 1, 2000. He has also served as President of Telenor East Invest AS and Regional Director of Telenor responsible for operations in Russia and the CIS countries since November 1998. He joined Telenor as a Senior Vice President in August 1998. Prior to joining Telenor, Mr. Torgersen held a position as Associate Partner in Andersen Consulting (now - Accenture) in the area of Electronic Commerce. From 1992 to 1998, he worked with Andersen Consulting and was responsible for building and running its Foundation Software Organisation in Northern Europe. Mr. Torgersen has more than 15 years of experience as an executive in the IT industry and worked for 8 years with IBM. He holds a Masters Degree in Electrical Engineering/Cybernetics from the Technical University of Norway and has completed Management Training at IMD in Lausanne, Switzerland.

NATALIA S. TSUKANOVA (37 years of age) has been a director of our Company since June 2003. She has served as Vice President of J.P. Morgan since 1997, with responsibility for mergers and acquisitions in the area of natural resources. Prior to joining J.P. Morgan, Ms. Tsukanova worked for the State Property Management Committee of the Russian Federation and for Boston Consulting Group in London and Moscow. Ms. Tsukanova holds Ph.D. and M.A. degrees in Economics from Moscow State University and Harvard, and an MBA with honors from INSEAD University in France.

                                                                    Attachment 3

                                   INFORMATION
                                ON THE CANDIDATES
                             TO THE AUDIT COMMISSION
               OF OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

ALEXANDER GERSH (40 years of age) has been a member of the Company's audit commission since June 2003. He is the Chief Financial Officer of FLAG Telecom, a leading provider of international wholesale network transport and communications services. Since June 2003, he is the Member of the Audit Commission of our Company. Previously, he was the Chief Financial Officer NextiraOne LLC and Transora. From 1998 through 2001, Mr. Gersh was Chief Financial Officer of BT Cellnet, a subsidiary of British Telecommunications Plc which was one of the largest European cellular service providers and Chief Financial Officer-BT Europe for British Telecommunications Plc. From 1994 through 1997, Mr. Gersh served as Finance Director - Europe, Middle East and Africa, and Chief Financial Officer of St. Petersburg Telecom, a subsidiary of Motorola, Inc. Mr. Gersh is a member of the Institute of Certified Public Accountants. Mr. Gersh graduated with a B.A. from Baruch College (City University of New York).

KNUT GISKE (37 years of age) has been a member of the Company's audit commission since June 2003. He has been Vice President - Finance in Telenor since 2000. Since June 2003, he is the Member of the Audit Commission of our Company. Prior to joining Telenor, Mr. Giske spent 9 years with Arthur Andersen & Co, as an auditor, senior auditor and then manager. Mr. Giske graduated with a B.A. from Norwegian School of Management and MBA from Northern Illinois University. Mr. Giske become a State Authorised Public Accountant in Norway in 1994.

NIGEL J. ROBINSON (36 years of age) has been a member of the Company's audit commission since July 2001. Mr. Robinson has been the Director of Corporate
Development Finance and Control of Alfa Group since January 2000 and is responsible for the Alfa Group's holding company and for overseeing the financial control and corporate governance structures of Alfa Group's subsidiary structures. Mr. Robinson serves on the Supervisory Board of the Consortium Alfa Group and on the supervisory boards of three of Alfa Group's major subsidiary structures. Prior to joining Alfa Group, Mr. Robinson spent six years with Price Waterhouse (now PricewaterhouseCoopers) in the firm's audit and business advisory group: four years in the firm's Moscow office and two years as a senior manager responsible in the firm's St. Petersburg office. Mr. Robinson trained and qualified as a Chartered Accountant with Touche Ross, London, U.K., and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Robinson received a diploma in accounting from Norwich City College of Further and Higher Education in the United Kingdom.

                                      III-1

                                                                    Attachment 4

      AUDIT COMMISSION OF OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

                                     BY-LAWS

I. PURPOSE

In accordance with applicable Russian law, it is a requirement that Open Joint Stock Company "Vimpel-Communications" (the "Company") maintain an Audit Commission. The Audit Commission fulfills an important, independent and objective oversight role in the Company and is designed to ensure that the Company remains accountable to its shareholders. The Company deems this especially important as the Company's common stock (in the form of American Depositary Receipts) is listed on the New York Stock Exchange.

The primary function of the Audit Commission, as set forth in the Company's Charter, is to assist the Company in fulfilling certain oversight responsibilities. As set forth in these by-laws, the Audit Commission will fulfill this function by reviewing (a) the financial and economic reports and information provided by the Company to any governmental body or the public; (b) the Company's systems of internal controls regarding finance, accounting, computerized information systems and security, legal compliance and ethics that the Board of Directors of the Company (the "Board") and the Company's other bodies have established; and (c) the Company's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Commission should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Audit Commission's review and evaluation shall extend to the Company's consolidated subsidiaries and joint venture entities to the extent not prohibited by law. To fulfill the functions within the Audit Commission's competence, as set forth in the Company's Charter, the Audit Commission's primary duties and responsibilities are to:

         o serve as an independent and objective party to monitor the Company's financial and economic reporting process and internal control system, including minimizing the Company's exposure to fraud;

         o review both potential and previously executed interested party transactions as defined under Russian legislation and provide the Board or general meeting of shareholders with its recommendations regarding the approval of such transactions and whether they were executed in accordance with the normal course of business;

         o review and appraise the audit efforts of the Company's external auditors and the Company's Internal Audit Department; and

         o provide an open avenue of communication among the Company's external auditors, the Company's Internal Audit Department and the Board.

The Audit Commission will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of these by-laws. The Audit Commission should seek to learn the roles and responsibilities of the Chief Executive Officer, the Board, the Internal Audit Department and the Company's external auditors so that it can ask appropriate probing questions and adequately monitor the Company's processes.

II. COMPOSITION

The Audit Commission shall be comprised of three individuals (unless a different number of members is decided by the general meeting of shareholders of the Company), who shall be nominated and elected in accordance with Russian law and the Company's Charter. The members of the Audit Commission shall be free from any relationship that would interfere with the exercise of his or her independent judgment as a member of the Audit Commission. No member of the Audit Commission may be an officer of the Company. In accordance with Article 85 of the Russian Federation Law on Joint Stock Companies (the "JSC Law") and Section
12.2 of the Company's Charter, members of the Audit Commission may not simultaneously be members of the Board or hold other offices in the management of the Company. The Audit Commission shall be distinct from the Company's external auditors and the Company's Internal Audit Department. All members of the Audit Commission shall be financially literate and have a working familiarity with basic finance and accounting practices and (a) at least one member of the Audit Commission shall have Russian accounting or related financial management expertise and (b) at least one member of the Audit
Commission shall have U.S. GAAP accounting or related financial management expertise and a working familiarity with U.S. SEC filings applicable to the Company. Audit Commission members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company, its external auditors or an outside consultant if the costs of such programs have been approved by the Company in advance. No Audit Commission member may, without the approval of the Board, simultaneously serve on the Audit Commission or audit committee of more than three public companies.

III. MEETINGS

The Audit Commission shall meet at least quarterly, or more frequently as required or desired. A majority of the members of the Audit Commission shall constitute a quorum. As part of its job to foster open communication, the Audit Commission should meet on a regular basis, but not less than semi-annually with the board of directors, the Chief Executive Officer, the Head of the Internal Audit Department and the Company's external auditors in separate sessions to discuss any matters that the Audit Commission or each of these groups believe should be discussed privately. In addition, the Audit Commission or a representative thereof (as unanimously chosen by the members of the Audit Commission) should meet with the Company's external auditors and the head of the Internal Audit Department at least quarterly to review the Company's U.S. GAAP financial statements, consistent with Section IV. 1. below.

The Chairperson of the Audit Commission (who is to be elected at any time by a majority vote of the members of the Audit Commission) shall establish agendas for Audit Commission meetings and shall determine the procedure to set up the agendas. The members of the Audit Commission may bring matters to the attention of the Chairperson for inclusion into the agenda of an Audit Commission meeting. As a rule, regular meetings shall be held pursuant to a schedule approved in advance. Extraordinary meetings shall be called by the Chairperson at his or her own discretion or as requested by any member of the Audit Commission. Meetings of the Audit Commission may be held by teleconference, though at least one meeting per year must be held in person. All decisions of the Audit Commission shall be taken by majority vote of the members of the Audit Commission present at the meeting or participating in the teleconference, as the case may be. For all meetings of the Audit Commission, written minutes (recorded and executed in Russian and English) should be maintained. Such minutes shall be kept by the Secretary of the Audit Commission, who is to be appointed by the Chairperson of the Audit Commission. A copy of such minutes shall be signed by all members of the Audit Commission and shall be provided to the Chief Executive Officer within 15 days of the holding of a meeting. In the event of a member's disagreement with a decision of the Audit Commission, such member shall have the right to record in the written minutes his or her respective opinion and to make such opinion know to the Board. The Audit Commission or the Chief Executive Officer may ask members of the Company's bodies or others to attend meetings of the Audit Commission.


IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties as set forth in the Company's Charter and under Russian law, the Audit Commission shall:

A. Review of Documents and Reports; Calling of Shareholder Meetings

1. Review the Company's Russian and U.S. GAAP financial statements and any financial and economic reports and information submitted to any governmental body or the public, including, but not limited to, the Company's Annual Report on Form 20-F (including disclosures under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation"), with members of the Company's management who are responsible for the preparation of such financial statements and the external auditors prior to their release and/or filing. Such review should also extend to any certification, report, opinion, or review rendered by the Company's external auditors, including reviewing the nature and extent of any significant changes in accounting principles or the application thereof. A representative of the Audit Commission may represent the entire Audit Commission for purposes of this review. If a representative of the Audit Commission (rather than the entire Audit Commission) fulfills this function, the representative should provide the other members of the Audit Commission with a report regarding this review.

2. Review and comment on the Internal Audit Department's regular internal reports to the Chief Executive Officer, the head of the relevant department of the Company and/or the Audit Commission, including, but not limited to, the Internal Audit Department's annual work program which sets forth projects expected to be undertaken and/or completed by the Internal Audit Department within the course of the year. Prior to the Internal Audit Department's annual work program being approved by the Board, the Audit Commission shall present the

Board with its views on the Internal Audit Department's annual work program. Throughout the course of the year, the Audit Commission may request the Internal Audit Department to undertake projects not included in the Internal Audit Department's annual work program. The Audit Commission may request that the Internal Audit Department prepare follow-up reports to any project and shall determine whether additional work should be undertaken by the Internal Audit Department regarding any projects which are deemed finalized by the Internal Audit Department and for which the Chief Executive Officer has requested that further work be undertaken. The Audit Commission shall also be informed about the Internal Audit Department's budget and shall have the right to inform the Company on its views in connection therewith.

3. In accordance with Article 55 of JSC Law, request that an extraordinary meeting of the Company's shareholders be convened, including, but not limited to situations where the Audit Commission deems that a real threat to the Company's interests exists which can only be addressed by a decision of the shareholders.

4. In accordance with Article 68 of the JSC Law, request that a meeting of the Board be convened, including, but not limited to situations where the Audit Commission deems it necessary for the Board to address matters related to the Company's internal controls, audit or reporting process.

5. Review and discuss with management and the external auditors earnings press releases. The Audit Commission need not discuss in advance each earnings release but should generally discuss the types of information to be disclosed and the type of presentation to be made in any earnings release (paying particular attention to any use of "pro forma," or "adjusted" non-U.S. GAAP, information).

6. Review with management and external auditors any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies.

B. Interaction with External Auditors

7. Recommend the selection of the Company's external auditors to the Board and the general meeting of shareholders for confirmation by shareholders, taking into account the external auditors' independence and effectiveness, and preliminarily approve the engagement fees and other compensation to be paid to the Company's external auditors.

8. On an annual basis, the Audit Commission shall evaluate the external auditors' qualifications, performance and independence. To assist in this undertaking, the Audit Commission shall require the external auditors to submit a report (which report shall be reviewed by the Audit Commission) describing (a) the external auditors' internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors or by any inquiry or investigations by governmental or professional authorities (within the preceding five years) respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues and (c) all relationships the external auditors have with the Company and relevant third parties to determine the impact, if any of such relationships on the independence of the external auditors. In making its determination, the Audit Commission shall consider not only auditing and other traditional accounting functions performed by the external auditors, but also consulting, legal, information technology services and other professional services rendered by the external auditors and its affiliates. The Audit Commission shall also consider whether the provision of any of these non-audit services is compatible with the independence standards under the guidelines of the SEC and other applicable authorities (including, possibly, the Independence Standards Board and the Public Company Accounting Oversight Board).

9. Pre-approve all audit services and permissible non-audit services as set forth in Section 10A(i) of the Securities Exchange Act of 1934, as amended.

10. Review the performance of the Company's external auditors and approve any proposed dismissal of the Company's external auditors when circumstances warrant.

11. Periodically consult with the Company's external auditors out of the presence of the Company's management about internal controls and the fullness and accuracy of the Company's financial statements. The Audit Commission shall consider any recommendations of the Company's external auditors regarding the Company's internal controls or financial statements, including measures related to the books and records of the Company.

12. Periodically discuss with the Chief Executive Officer and Chief Financial Officer (a) significant deficiencies in the design or operation of the internal controls that could adversely affect the Company's ability to record, process, summarize and report financial data and (b) any fraud that involves management or other employees of the Company who have a significant role in the Company's internal controls.

13. Consider management's and the Company's external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting, including judgments relating to reporting the effects of alternative U.S. GAAP methods on the financial statements.

C. Financial Reporting Processes: Audit Process

14. In consultation with the Company's external auditors and the Internal Audit Department, review the integrity of the Company's financial reporting processes, both internal and external.

15. Consider and approve, if appropriate, major changes to the Company's auditing and accounting principles and practices as suggested by the Company's external auditors, the Board or the Internal Audit Department.

16. Establish regular and separate systems of reporting to the Audit Commission by each of the Company's management, Board, the Company's external auditors and the Internal Audit Department.

17. Establish and conduct procedures for the receipt, retention and treatment of complaints from employees on accounting, internal accounting controls or auditing matters, as well as for confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

18. Review with management and the external auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements.

19. Discuss with management the policies with respect to risk assessment and risk management. Although it is management's duty to assess and manage the Company's exposure to risk, the Commission should discuss guidelines and policies to govern the process by which risk assessment and management is handled and review the steps management has taken to monitor and control the Company's risk exposure.

20. In accordance with Article 85 of the JSC Law, initiate an audit of the Company's financial and economic performance and following completion of the Company's audit (which shall be conducted at least once a year), review separately with each of the Company's external auditors and the Internal Audit Department, any significant difficulties encountered during the course of the audit, including (a) any restrictions on the scope of work or access to required information, (b) reliability of data contained in the Company's annual report, Russian or U.S. GAAP financial statements or other financial documents, (c) violations in the procedures required in the preparation of the Company's annual report, financial reports and documents and (d) any risks, exposures or contingent liabilities the Company may have which may not necessarily be reflected in the Company's financial reports and documents and for which the Company may not have provided adequate reserves. In accordance with Section 12.1 of the Company's Charter, the Audit Commission shall review the Company's financial and economic activities upon the request of the general meeting of shareholders of the Company, the Board or shareholders owning, in the aggregate, at least 10% of the Company's common stock. In accordance with Article 87 of the JSC Law and Section 12.1 of the Company's Charter, following the inspection of the Company's financial and economic performance, the Company's Audit Commission shall prepare a report which shall include (i) confirmation of the authenticity of the data included in the Company's reports and other financial documents and
(ii) information about violations of bookkeeping rules and financial reporting procedures established by Russian law and violations of Russian law in the course of the Company's financial and economic activity. The Company's annual report and balance sheet, along with the Audit Commission's report, shall be submitted to the Company's Chief Executive Officer for submission to the Company's general meeting of shareholders.

21. In accordance with Article 85 of the JSC Law, to the extent necessary, oblige persons holding positions in each of the Company's bodies to submit documents or information related to the Company's financial and economic activities to the Audit Commission. The Audit Commission shall have full access to all directors, managers and employees of the Company, as well as to all documents and systems required for the Audit Commission to perform its work. Documents and information given to the Audit Commission during a review will be handled in the same prudent manner as by those employees normally accountable for them. Members of the Audit Commission shall maintain the confidentiality of all Company information and documents provided to them in the course of their work and review.

22. Maintain an effective working relationship with the Board, Chief Executive Officer, Internal Audit Department and the Company's external auditors in order to avoid duplication of efforts and to better control expenses of the Company. The Audit Commission shall call meetings with the Company's external auditors or the Chief Executive Officer to discuss issues that the Audit Commission or the Internal Audit Department believes should be given immediate attention.

23. Make recommendations which should be seriously considered, adopted and/or implemented by the Chief Executive Officer, as appropriate. The head of the department receiving a report of the Audit Commission shall respond within 15 days and forward a copy of such response to individuals noted on the initial distribution list. Such response shall indicate what actions were taken with respect to the specific findings and recommendations in the report of the Audit Commission. If appropriate, a timetable for the anticipated completion of actions shall be included.

24. Review any significant disagreement among the Board or management of the Company and the Company's external auditors or the Internal Audit Department in connection with the preparation of the Company's U.S. GAAP and Russian financial statements, including any problems or difficulties the external auditors may have encountered and any "management" or "internal control" letter provided by the external auditor and the Company's response to that letter.

25. Review with the Company's external auditors, the Internal Audit Department and the Board, the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Commission, have been implemented. (This review should be conducted at an appropriate of time subsequent to implementation of changes or improvements, as decided by the Audit Commission.)

26. Review the activities, organizational structure, and qualifications of the Internal Audit Department.

D. Investigations and Studies

27. The Audit Commission shall have the authority and sufficient funding, as determined by the Audit Commission, to retain special legal, accounting or other consultants to advise and assist the Audit Commission. The Audit Commission may conduct or authorize investigations into or studies of matters within the Audit Commission's scope of responsibilities as described herein, and may retain, at the expense of the Company, independent counsel or other consultants necessary to assist the Audit Commission in any such investigations or studies.

E. Ethical and Legal Compliance; Miscellaneous

28. Within its authority as set forth in the Company's Charter and Russian legislation, review the commercial and financial activities of the Company's consolidated subsidiaries and joint venture entities and the Company's relationship with such companies.

29.  Request,  on  behalf  of  the  Company,   information  from  the  Company's
consolidated subsidiaries and joint venture entities, and the officers of the Company shall assist the Audit Commission in obtaining such information.

30. Review the Company's monitoring of its compliance with ethical standards and ensure that the Company has the proper review system in place to ensure that the Company's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy applicable legal requirements.

31. Review, with the Company's counsel, legal compliance matters including corporate securities trading policies.

32. Review both potential and previously executed interested party transactions as defined under Russian legislation and provide the Board or general meeting of shareholders with its recommendations regarding the approval of such transactions and whether they were executed in accordance with the normal course of business.

33. Review, with the Company's counsel, any legal matter that could have a significant impact on the Company's financial statements.

34. Perform any other activities, which the Audit Commission deems necessary or appropriate which are consistent with these by-laws, the Company's Charter, applicable Russian law and other internal documents of the Company which apply to the Audit Commission and which have been approved by the Board and the general meeting of shareholders of the Company.

35. Abide by these by-laws, the Company's Charter, applicable Russian law and other internal documents of the Company which apply to the Audit Commission and which have been approved by the Board and/or the general meeting of shareholders of the Company.

         Abide by certain of the Company's policies, which are applicable to members of the Audit Commission, including the Company's corporate policy regarding insider trading.

                                                                    Attachment 5

                      BASIS FOR CONDITIONS AND PROCEDURE OF
                       MERGER OF KB IMPULS INTO VIMPELCOM


Basis: KB Impuls was established in January 1995 to obtain and develop our Moscow GSM license.

While the existing VimpelCom Group structure has served the group well, VimpelCom now believes that there are advantages and benefits to be gained from simplifying the group's overall corporate structure.

Procedure: VimpelCom shall be reorganized on the day on which an entry is made into the State Register regarding the termination of activities of KB Impuls (the "Merger Date"). As of the Merger Date, KB Impuls shall cease to exist as a legal entity, and VimpelCom shall be the legal successor to all rights and obligations of KB Impuls.

All registered common shares of KB Impuls will be cancelled upon completion of statutory merger. Because KB Impuls is a wholly-owned subsidiary of VimpelCom, VimpelCom will not issue any shares of stock in connection with this merger.

Shareholders of VimpelCom will not have to take any action with respect to their shares of VimpelCom.

For more details,  please see the Merger Agreement attached hereto as Attachment
6.

Legal Consequences: As a result of the Merger, on the Merger Date, VimpelCom will become the legal successor of KB Impuls and all rights and obligations of KB Impuls shall be transferred to VimpelCom in accordance with the procedure and upon the terms and conditions set forth in the Merger Agreement and pursuant to the applicable laws of the Russian Federation.

Conditions Precedent to Merger: As indicated in the Merger Agreement attached hereto as Attachment 6, there are a number of conditions precedent to the Merger, including the following: o Shareholder approval of VimpelCom is required.

o The transfer of all licenses and permissions/frequencies from KB Impuls to VimpelCom or re-issuance of such licenses and frequencies to VimpelCom. Under current Russian law, this does not occur entirely automatically by virtue of the Merger. According to the terms of the Merger Agreement, if the substantive licenses and frequencies of KB Impuls are not transferred or issued to VimpelCom, the Merger will not be consummated.

o        Approval of the Merger by Federal Anti-Monopoly Service.

In the process of reorganization of VimpelCom and KB Impuls the following requirements shall be met:

o Requirement of the Russian law to provide notice to all creditors of VimpelCom and KB Impuls informing them of their right to terminate their agreements with VimpelCom and KB Impuls and demand immediate performance and/or compensation of damages. (Such notices must also be provided in connection with any reduction of capital, including the reduction of capital due to the cancellation of redeemed shares (see Attachment 7) which will require a separate notice to creditors.) Creditors have thirty (30) days from the date of such notice in which to exercise this right. The definition of "creditor" under Russian law is construed very broadly. Accordingly, there is a risk that VimpelCom or KB Impuls may be required to repay certain outstanding indebtedness or terminate existing contractual arrangements.

o Requirement of the Russian law that Shareholders who vote against or abstain from voting on Item 9 of the Agenda of the AGM (approval of the Merger and related Merger Agreement) have the right to demand the redemption of their shares of VimpelCom (see Attachment 7).

                                                                    Attachment 6


-------------------------------------  -----------------------------------------
               APPROVED                                  APPROVED

   General Shareholders Meeting of                 Sole Shareholder of
  Open Joint Stock Company "Vimpel-        Open Joint Stock Company "KB Impuls"
         Communications"

 Protocol No. 34 dated May 26, 2004          Resolution dated March 24, 2004

    -----------------------------             -----------------------------
   Chairman of the General Meeting                 General Director of
                                           Open Joint Stock Company "Vimpel-
                                                     Communications"
-------------------------------------  -----------------------------------------


                                MERGER AGREEMENT



                                     BETWEEN

                            OPEN JOINT STOCK COMPANY

                             "VIMPEL-COMMUNICATIONS"

                                       AND

                            OPEN JOINT STOCK COMPANY

                                   "KB IMPULS"






                                __________, 2004

                                     MOSCOW

                                TABLE OF CONTENTS


1.       SUBJECT OF THE AGREEMENT...........................................VI-1

2.       GENERAL TERMS......................................................VI-1

3.       MERGER PROCEDURE...................................................VI-1

4.       Joint General Shareholders Meeting.................................VI-3

5.       CANCELLATION OF SHARES.............................................VI-4

6.       SUCCESSION.........................................................VI-4

7.       VALIDITY OF THE AGREEMENT..........................................VI-5

8.       FORCE MAJEURE......................................................VI-6

9.       DISPUTE RESOLUTION..................................................V-6

10.      MISCELLANEOUS.......................................................V-6

11.      SIGNATURES AND DETAILS OF THE PARTIES..............................VI-7

This  Merger  Agreement  (the  "Agreement"  or  "Merger   Agreement")  is  dated
__________, 2004 and is made by and between

(1) Open Joint Stock Company "Vimpel-Communications" (TIN 7713076301, No. 1027700166636 pursuant to the Unified State Register of Legal Entities), represented by its Chief Executive Officer and General Director A.V. Izosimov, acting on the basis of its charter and decision of the General Shareholders Meeting, Protocol No. 34 dated May 26, 2004 (the "Surviving Company"), and

(2) Open Joint Stock Company "KB Impuls" (TIN 7713050039, No. 1027739903201 pursuant to the Unified State Register of Legal Entities), represented by [________________], acting on the basis of [____________________] and Resolution of the Sole Shareholder dated March 24, 2004 (the "Target Company") (the Surviving Company and the Target Company are collectively referred to as the "Parties").

WHEREAS, the Parties conduct similar businesses in the area of cellular communications services;

WHEREAS, both Parties' operations are based in the city of Moscow and the Moscow region;

WHEREAS, the Surviving Company and the Target Company have been rendering cellular services in DAMPS and GSM standards respectively under the common well-known trademark "Bee Line" and the Surviving Company is the Sole Shareholder of the Target Company;

WHEREAS, in view of the similarity of the charter objectives and types of activities of the Parties, and the synergies to be obtained in combining their operations which are focused on the same geographic regions, including the more efficient use of the Parties' assets, the Parties wish to combine and expand their businesses through the combination of their assets within a single legal entity.

It is hereby agreed as follows:

1.       Subject of the Agreement

1.1 The Parties hereby agree to effect a reorganization in the form of a merger of the Target Company into the Surviving Company (the "Merger") as a result of which the Surviving Company will become the legal successor of the Target Company and all rights and obligations of the Target Company shall transfer to the Surviving Company in accordance with the procedure and upon the terms set forth herein and pursuant to the applicable laws of the Russian Federation.

2.       General Terms

2.1 In furtherance of this Agreement, the parties agree to undertake all actions and steps required to effect the Merger in accordance with this Agreement, the applicable laws of the Russian Federation and the foundation documents of the Parties and with the same purpose shall ensure efficient cooperation between the officers, employees, external advisors and other persons authorized by the Parties in connection with the Merger.

2.2 The Surviving Company shall coordinate the Merger procedure and shall render necessary assistance to the Target Company, including in connection with making an entry into the Unified State Register of Legal Entities ("State Register") regarding the termination of activities of the Target Company. The Surviving Company shall provide for registration of necessary amendments to the Charter of the Surviving Company to reflect the Merger in accordance with the applicable laws of the Russian Federation and this Agreement.

2.3 Each of the Parties shall bear its own costs in connection with the performance of its obligations hereunder.

3.       Merger Procedure

3.1 The Surviving Company shall be reorganized on the day on which an entry is made into the State Register regarding the termination of activities of the Target Company (the "Merger Date"). As of the Merger Date, the Target Company shall cease to exist as a legal entity.

3.2 The stages and steps to effect the Merger to be taken by the Surviving Company shall include, without limitation, the following, a number of which (as provided in clauses 3.2.1 and 3.2.2 hereof) have been completed as of the date hereof:

3.2.1 Adoption by the Board of Directors of the Surviving Company of the decisions required to effect the Merger, including, but not limited to:

3.2.1.1 Decisions on matters related to the convocation, preparation and conducting of the annual general shareholders meeting of the Surviving Company (the "Surviving Company GSM"), including provision of information to shareholders of the Surviving Company about their right to demand redemption by the Surviving Company of their shares, the price and procedure for such redemption, and inclusion into the agenda of the Surviving Company GSM of the matters required to make decisions on the Merger, approval of the Merger Agreement, and adoption of any other decisions required to effect the Merger.

3.2.1.2 Decisions on approval of the (i) market values of common registered and convertible type A preferred shares of the Surviving Company on the basis of a report of the independent appraiser for the purposes of determining the prices for redemption of common registered shares and convertible type A preferred shares of the shareholders of the Surviving Company which voted against the Merger or did not participate in the vote on such matter at the Surviving Company GSM and which sent a written notice of such redemption to the Surviving Company within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation and (ii) the market value of the assets to be acquired by the Surviving Company under the Merger Agreement on the basis of the report of the independent appraiser for the purposes of approval of the Merger Agreement as an interested party transaction at the Surviving Company GSM.

3.2.1.3 Decision on the granting of powers to the General Director of the Surviving Company and/or to the person duly authorized by the General Director to execute the Resolution of the Sole Shareholder of the Target Company on matters required to effect the Merger on the part of the Target Company.

3.2.2 Approval at the Surviving Company GSM of the decisions required to effect the Merger, including, but not limited to, the following decisions:

3.2.2.1 On the reorganization of the Surviving Company through a statutory merger of the Target Company into the Surviving Company and on the approval of the Merger Agreement between the Surviving Company and the Target Company.

3.2.2.2 On the approval of the Merger (and the related Merger Agreement between the Surviving Company and the Target Company) as an interested party transaction.

3.2.3 Execution of this Merger Agreement and execution of the transfer act, which constitutes an integral part of this Merger Agreement and a copy of which is attached hereto as Exhibit 1 (the "Transfer Act").

3.2.4 Notification of the creditors of the Surviving Company of the decision on the Merger within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation.

3.2.5 Redemption by the Surviving Company of the shares of shareholders which voted against the Merger or did not participate in the vote on this matter at the Surviving Company GSM and which sent a written request to effect such redemption to the Surviving Company within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation and cancellation of such shares to be effected as promptly as possible under the applicable laws of the Russian Federation.

3.2.6 Obtaining approval of the Federal Antimonopoly Service of the Merger pursuant to the applicable laws of the Russian Federation.

3.2.7 Convocation and conducting of a joint General Shareholders Meeting of the Surviving Company and the Target Company (the "JGSM") in accordance with the procedure and within the time period set forth in the Charter of the Surviving Company and the present Agreement.

3.2.8 Making an entry into the State Register on the termination of activities of the Target Company, cancellation of the shares of the Target Company, the state registration of amendments to the Charter of the Surviving Company approved by the JGSM in accordance with the applicable laws of the Russian Federation and this Agreement concerning the decrease of the Charter Capital in connection with the cancellation of shares redeemed by the Surviving Company under clause 3.2.5 hereof (if any) and concerning the succession by the Surviving Company to the rights and obligations of the Target Company and any other amendments necessary to finally effect the Merger.

3.2.9. Notification to the Federal Service for the Financial Markets of the Russian Federation on the cancellation of all shares of the Target Company.

3.2.10 State registration of amendments to the Charter of the Surviving Company pursuant to the applicable laws of the Russian Federation and this Agreement concerning the decrease of the charter capital, if required as a result of redemption of shares pursuant to articles 75 and 76 of the Joint Stock Company Law.

3.3 The stages and steps to effect the Merger to be taken by the Target Company shall include, without limitation, the following steps, a number of which (as provided in clauses 3.3.1 and 3.3.2 hereof) have been completed as of the date hereof:

3.3.1 Adoption by the Board of Directors of the Target Company of the decisions required to effect the Merger, including, but not limited to:

3.3.1.1 Recommendation to the Sole Shareholder of the Target Company to execute the Resolution of the Sole Shareholder on effectuation of the Merger, approval of the Merger Agreement, approval of the Transfer Act, and other decisions required to effect the Merger.

3.3.1.2. Decision on approval of the market value of the assets of the Target Company to be transferred to the Surviving Company under the Merger Agreement for the purposes of approval of the Merger Agreement as a major transaction by the Sole Shareholder of the Target Company.

3.3.1.3. On authorization of the General Director of the Target Company to perform any and all other deeds and acts necessary or desirable with relation to implementation of the Merger.

3.3.2. Resolution of the Sole Shareholder of the Target Company on the issues required to effect the Merger, including, but not limited to, the following decisions:

3.3.2.1 On approval of the reorganization of the Target Company through the statutory merger of the Target Company into the Surviving Company and on the approval of the Merger Agreement between the Surviving Company and the Target Company.

3.3.2.2 On the approval of the Merger (and the related Merger Agreement between the Target Company and the Surviving Company) as a major transaction.

3.3.2.3. On approval of the Transfer Act.

3.3.3    Execution of this Merger Agreement and execution of the Transfer Act.

3.3.4 Notification of the creditors of the Target Company of the decision on the Merger within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation.

3.3.5. Conducting the JGSM in accordance with the procedure and within the time period set forth herein.

4.       Joint General Shareholders Meeting

4.1 The Surviving Company and the Target Company shall convene, on the basis of the joint decision of the Board of Directors of the Surviving Company and the Board of Directors of the Target Company, and shall conduct the JGSM in accordance with the procedure set forth by the Charter of the Surviving Company and the applicable laws of the Russian Federation for the convocation and conducting of extraordinary general shareholders meetings. The agenda of the JGSM and other matters relating to the convocation of the JGSM as required by the Charter of the Surviving Company shall be determined by such joint decision of the Board of Directors of the Surviving Company and the Board of Directors of the Target Company, and shall include, but not be limited to, the following decisions:

4.1.1 to decrease the Charter Capital of the Surviving Company in connection with the redemption of shares by the Surviving Company (if any);

4.1.2 to make the following amendments to the Charter of the Surviving Company (substantially in the form attached hereto as Exhibit 2):

4.1.2.1 relating to the decrease of the Charter Capital of the Surviving Company (in case of redemption of shares);

4.1.2.2 relating to the succession by the Surviving Company to the rights and obligations of the Target Company; and

4.1.2.3  other amendments required to effect the Merger.

4.2 The shares of the Surviving Company in respect of which the shareholders of the Surviving Company exercised their redemption right pursuant to articles 75 and 76 of the Law On Joint Stock Companies and which were redeemed shall not have the right to vote at the JGSM.

4.3 The Surviving Company, as the Sole Shareholder of the Target Company, shall not be entitled to vote at the JGSM due to the fact that the shares of the Target Company are not eligible for conversion, but shall be cancelled upon the Merger, as set forth in clause 5 below.

4.4 JGSM shall be valid (quorate) if the persons which in aggregate own over half of the aggregate number of votes which consists of the total number of votes granted by the Surviving Company shares calculated pursuant to clause 4.5 participate in the meeting. Pursuant to clause 4.3 hereof, the shares of the Target Company do not give the right to vote as they are to be cancelled upon Merger and are not taken into account for the purposes of the quorum. In addition, the Surviving Company shares which were put to Surviving Company by the shareholders of the Surviving Company pursuant to articles 75, 76 of the Joint Stock Company Law and which have been redeemed shall not be taken into account for the purposes of determining the quorum.

4.5 Shareholders of the Surviving Company shall vote at the JGSM on all matters on the basis of one share - one vote principle. For the avoidance of doubt, each share of common stock of the Surviving Company gives one vote at the JGSM and each Type A preferred convertible share of the Surviving Company gives one vote at the JGSM.

4.6 The JGSM decisions shall be made by a simple majority vote of the persons participating in the JGSM, except for decision to amend the Charter of the Surviving Company which required approval of the three fourths of the votes participating in the JGSM.

5.       Cancellation of shares

5.1. As the Target Company is a wholly owned subsidiary of the Surviving Company, the Surviving Company will not issue shares in connection with the Merger and the shares of the Target Company will be cancelled upon Merger. Thus, the shares will not be converted.

5.2. The shares of the Target Company shall be cancelled in accordance with the applicable laws of the Russian Federation upon making entry on liquidation of the Target Company into the Unified State Register of Legal Entities.

5.3. All shares of the Surviving Company redeemed pursuant to clause 3.2.5 hereof shall be cancelled upon the Merger pursuant to the laws of the Russian Federation.

6.       Succession

6.1 As of the Merger Date, the Surviving Company shall be the legal successor of the Target Company for all its rights and obligations, whether or not the same are reflected in the Transfer Act, in accordance with the applicable laws of the Russian Federation, and shall receive all property and property rights of the Target Company.

6.2 If on the Merger Date any new property, rights or obligations arise as compared to the property, rights and obligations existing as of the moment of execution of the Transfer Act, all such additional property, rights and obligations shall be deemed transferred to the Surviving Company on the Merger Date. If on the Merger Date there are any changes in the property, rights or obligations of the Target Company as compared to the property, rights and obligations reflected in the Transfer Act, such property, rights and obligations shall be transferred to the Surviving Company to the extent existing on the Merger Date.

6.3 The Parties agree and acknowledge that the property, rights and obligations of the Parties may change between the date of this Agreement and the Merger Date due to:

6.3.1 satisfaction by the Surviving Company of the demands to redeem shares as described in this Agreement;

6.3.2 satisfaction of creditors' demands regarding termination and/or acceleration of performance of the Parties' obligations in accordance with the applicable laws of the Russian Federation as described in this Agreement;

6.3.3 ordinary course of business of the Surviving Company and the Target Company; and

6.3.4 other changes in the composition of the transferred property, rights and/or obligations.

6.4 Upon the execution of this Agreement, the Parties shall proceed to prepare for the re-registration of the assets, licenses and consents of the Target Company in the name of the Surviving Company, the transfer of the Target Company staff, the deregistration of the Target Company with tax authorities, various funds, and the like and the transfer to the Surviving Company of all certificates, agreements and other documents evidencing the Target Company's ownership of property, and other documents evidencing the existence and scope of liability, debt and obligations of the Target Company, as well as the transfer of the archives.

6.5 The Parties shall use their best efforts to ensure re-issuance of licenses, permissions, frequency allocations, and any other authorizations required to transfer all primary activities of the Target Company as a cellular communications operator, to the extent such activities are conducted on the Merger Date, to the Surviving Company or to ensure that the Surviving Company shall obtain such new licenses, permissions, frequency allocations, and other authorizations on substantially the same terms.

6.6 Pursuant to applicable labor laws of the Russian Federation, on the Merger Date, employees of the Target Company shall be employed by the Surviving Company subject to their consent.

7.       Validity of the Agreement

7.1      This Agreement shall come into force as of its execution.

7.2      This Agreement shall terminate in the following cases:

7.2.1 Federal Antimonopoly Service refuses to issue its consent to the Merger, unless the circumstances resulting in such refusal may be cured.

7.2.2 Bankruptcy proceedings are initiated against either Party prior to the Merger Date in the established manner.

7.2.3    As set forth in article 8 of this Agreement.

7.2.4 The Surviving Company shall cease being the Sole Shareholder of the Target Company for any reason prior to the Merger Date.

7.2.5 In other instances provided for in the applicable laws of the Russian Federation.

7.3 This Agreement may be terminated by agreement of the Parties pursuant to a decision of the Board of the Surviving Company adopted by a simple majority vote of Board members participating in the meeting, and a decision of the Sole Shareholder of the Target Company in the following cases:

7.3.1    The Merger Date has not occurred by June 30, 2005.

7.3.2 In the event of the occurrence or discovery of circumstances which render it impossible or materially impede the achievement of the purposes of this Agreement as set forth in the preamble hereof, including any circumstances evidencing the impossibility of the transfer to the Surviving Company of all primary activities of the Target Company as a cellular communications operator within a reasonable period of time, and without substantial costs and substantial harm to the business of the Surviving Company and the Target Company, including any circumstances which render it impossible or materially impede the performance of provisions in clause 6.5 hereof.

7.4 If for any reason this Agreement is terminated, the shares redeemed by the Surviving Company by the moment of termination of the Agreement (if any) shall not be returned.

8.       Force Majeure

8.1 In case of force majeure circumstances, namely, any circumstances precluding full or partial performance by either Party of the terms of this Agreement, including, but not limited to, Acts of God, war, military action, blockade, adoption of regulatory acts by governmental authorities, other action of, or failure to act by, governmental authorities, or other similar events beyond the Parties' reasonable control, the term of this Agreement shall be extended by the time of duration of such circumstances. If such time period exceeds one year, the Parties shall be released from the obligations relating to the performance hereof unless the Parties agree (as evidenced by a decision of the Board of the Surviving Company adopted by a simple majority vote of the Board members participating in the meeting, and a decision of the Sole Shareholder of the Target Company) to a longer period.

8.2 The Party affected by force majeure circumstances shall give a relevant notice to the other Party within thirty (30) calendar days after the occurrence thereof.

8.3 If the affected Party fails to notify or does not notify in a timely manner the other Party of any force majeure circumstances, provided that the affected Party could reasonably give such notice, such Party shall not be entitled to refer to such force majeure circumstances in case of a default hereunder.

9.       Dispute Resolution

9.1 If the Parties fail to reach an agreement on any dispute through negotiations, such dispute shall be settled in court in accordance with the laws of the Russian Federation.

9.2 This Agreement shall be governed by and construed in accordance with the applicable laws of the Russian Federation.

10.      Miscellaneous

10.1 This Agreement is executed in 4 (four) counterparts, in Russian and in English, 2 for each of the Parties. In case of any discrepancies between the Russian and English versions hereof the Russian version of this Agreement shall prevail.

10.2 If by virtue of any applicable provisions of Russian laws or a court judgment or a decision adopted by a governmental authority (provided that such judgment or decision remains in force after it is appealed against in the manner established by the applicable laws of the Russian Federation), any of the provisions hereof or the actions taken by the Parties in furtherance thereof, are declared invalid, inconsistent with the laws of the Russian Federation or ineffective for any other legal reason, all the remaining provisions hereof and actions taken by the Parties in furtherance thereof shall not be affected thereby, and this Agreement shall remain in full force and effect with respect to the Parties on the terms provided for herein, without regard to any such invalid provision as if the same were not included herein, unless the invalidity of such provision or actions taken by the Parties in accordance therewith affects the validity of all other provisions and terms of this Agreement and renders the Merger impossible. The provisions of this clause 10.2 shall not apply if any of the provisions set forth in article 7 hereof, or any action of either Party or the Parties hereto taken in furtherance of any of the provisions set forth in article 7 hereof, is invalidated.

10.3 This Agreement shall be performed in such manner so as to observe the rights of shareholders of the Surviving Company and the Target Company granted to them in accordance with applicable laws, foundation documents and documents relating to registration of share issuances of the Surviving Company and the Target Company.

11.      Signatures and Details of the Parties:

Open Joint Stock Company
"Vimpel Communications"


-----------------------------
A.V. Izosimov
Chief Executive Officer and General Director
                                                       SEAL


------------------------------
D.A. Steshchenko
Chief Accountant


Open Joint Stock Company
"KB Impuls"


-----------------------------
[                  ],
[                  ]                                  SEAL


------------------------------
D.A. Steshchenko
Chief Accountant

                                                                    Attachment 7

                   YOUR RIGHT TO REQUEST REDEMPTION OF SHARES

Under Russian law, you may have the right to request that we redeem all or part of your shares of VimpelCom's voting stock. Below is an explanation of how your redemption rights may arise.

1. What triggers your right to request redemption of shares of voting stock (or ADSs)?

Under Russian law, you will be entitled to demand redemption of all or part of your shares of the Company's voting stock if shareholders approve Item 9 (approval of reorganization of VimpelCom through statutory Merger of KB Impuls into VimpelCom) on the agenda of the Meeting.

If you own voting stock on the record date for the Meeting (i.e., April 9, 2004), you may exercise your right to demand redemption of all or part of your shares if you:

         o        do not submit your ballot to participate in the Meeting;

         o        participate  in the Meeting but abstain from voting on Item 9;
                  or

         o        vote against Item 9 on the Agenda.

If you own shares of voting stock as of April 9, 2004 and then transfer all or part of your shares after the Meeting but prior to the date of any redemption by us, then the shares that you transfer cannot be redeemed.

2.       At what price will we redeem shares of common stock?

We will redeem shares of common stock in rubles (based upon the exchange rate of the Central Bank of the Russian Federation on the day prior to the date of payment) at a price of US$113.36 per share (equal to US$85.02 per ADS), less any withholding tax as required by Russian law. This redemption price equals the weighted average closing price of our shares, as traded in ADS form, on the New York Stock Exchange, during the 30 consecutive trading days preceding the date our Board of Directors approved the Merger and the submission of these issues to our shareholders February 10, 2004 through March 23, 2004. Russian law requires our Board of Directors to include the redemption price in this notice and provides that our Board of Directors should not consider the transactions on the agenda for the Meeting when making its price determination of the redemption price.

As required by Russian law, an independent Russian licensed  appraiser,  Limited
Liability   Company   "Economiko-pravovaya   Expertiza",   determined  that  the
redemption price indicated above was equal to the market value of the shares.

3.       How many shares can we redeem?

Russian law provides that we may not pay an amount in excess of 10% of our net assets to redeem shares of voting stock. In accordance with Russian law, the book value of our net assets will be calculated on the date of the Meeting in accordance with Russian accounting principles. As of December 31, 2003, 10% of our net assets (based on our 2003 annual internal financial statements prepared in accordance with Russian accounting principles) is approximately 1,814 million rubles which, based on the prevailing ruble/dollar exchange rate set by the Central Bank of the Russian Federation on that date, is approximately US$61.6 million. Accordingly, if the Meeting were held today, Russian law would allow us to redeem only approximately 543,400 shares of voting stock (equal to approximately 724,500 ADSs) at the full redemption price.

If we receive requests to redeem more shares than we are permitted to redeem due to the above indicated restriction, Russian law requires us to redeem shares on a pro rata basis. In this case, we will not redeem fractional shares.

In accordance with Russian law, any shares that are redeemed by us shall be cancelled.

                                     VII-1

4.       What is the procedure for redeeming shares of voting stock?

If you have the right to demand redemption, you may exercise your right by sending written notice within 45 calendar days of the Meeting (provided that such notice is received by us no later than July 10, 2004 which is 45 calendar days after the Meeting) to the CEO and General Director of VimpelCom, located at 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia. Your notice to us should be sent by registered mail or by hand delivery and must include the following information:

         o        your name;

         o        your residence/location and your mailing address;

         o        the number of shares of voting stock requested to be redeemed;
                  and

         o your ruble bank account information for payment for redeemed shares if you hold voting shares (and your dollar bank account information for payment if you hold ADSs).

If you own ADSs, you may exercise your right to demand redemption by sending written notice by 6:00 p.m. (New York time) on July 10, 2004 to The Bank of New York, Attn: Steven Gilbert and Dorothy Huttner, Reorg. Department, 101 Barclay Street, New York, NY 10286. We recommend that you send your notice to The Bank of New York by registered or certified mail. Your notice to The Bank of New York must include the information indicated above. In addition to sending written notice to The Bank of New York, if you exercise your right to demand redemption, you should make arrangements to return all or a portion of your ADSs to The Bank of New York, whether held in certificated form, book entry or through DTC. If you have any questions about this procedure, you should contact your broker or call Ludmila Leliavskaia at the ADR department at The Bank of New York at 1(212) 815-4493.

Upon receipt of notices from shareholders (and from The Bank of New York on behalf of holders of ADSs), we will inform you of the necessary steps to be taken in order to transfer your shares on the share register as required to effect the redemption.

5.       How are you paid for shares of voting stock which are redeemed?

In accordance with Russian law, we are required to purchase shares from shareholders who exercise their redemption rights within 30 days after the expiration of the 45-day exercise period (i.e., from July 10, 2004 through August 9, 2004). Under Russian law, we are not permitted to pay for redeemed shares in foreign currency (e.g., U.S. dollars). Accordingly, we will pay for redeemed shares in rubles based upon the exchange rate of the Central Bank of the Russian Federation on the date prior to the date of payment.

For ADS holders, The Bank of New York will endeavor to convert the ruble redemption payments and transfer the U.S. dollar equivalent to the relevant ADS holders.

6.       Is there any withholding or other tax on the redemption payment?

If you are a Russian legal entity, the redemption payment is not subject to Russian withholding tax and we will transfer to you the full redemption price of shares, however, profits tax will apply in this case.

If you are a Russian individual and a tax resident for Russian tax purposes, we will be required to withhold personal income tax at a rate of 13% on any capital gain derived by you. In calculating the capital gain subject to income tax withholding, we may decrease the amount of redemption proceeds by the amount of expenses actually incurred by you in purchasing the shares if you are able to provide us with the supporting documentation in a manner sufficient to the Russian tax authorities. You may also apply to the tax authorities for the recalculation of your tax liabilities (and potentially decrease them) with respect to the transaction through your submission of a tax declaration after the end of the year.

If you are a foreign (non-Russian) legal entity without a presence in Russia, we will transfer the full redemption price of shares and will not be required to withhold any tax therefrom.

IF YOU ARE A FOREIGN INDIVIDUAL WHO IS NOT RESIDENT FOR RUSSIAN TAX PURPOSES, WE WILL WITHHOLD INCOME TAX AT THE RATE OF 30% OF THE ENTIRE REDEMPTION PRICE WITHOUT ANY DEDUCTIONS AVAILABLE. However, if the applicable double tax treaty provides for an exemption or a lower tax rate for this type of income, you must present us all of the required documentation for non-withholding of tax or withholding at a lower rate approved by Russian tax authorities. In this case,

                                     VII-2
we will either withhold the tax from the capital gain derived by you at a lower rate or not withhold it at all. If income tax was withheld you may still have the right to apply to the Russian tax authorities for a tax refund.

IF YOU ARE A FOREIGN INDIVIDUAL RESIDENT FOR RUSSIAN TAX PURPOSES, you will need to present documents to us confirming that you are tax resident in Russia. Once we receive such documents, we may withhold personal income tax at the lower rate of 13% on any capital gain derived by you. In calculating the capital gain subject to income tax withholding, we may decrease the amount of redemption proceeds by the amount of expenses actually incurred by you in purchasing the shares if you are able to provide us with the supporting documentation in a manner satisfactory to the Russian tax authorities. You may also apply to the tax authorities for the recalculation of your tax liabilities (and potentially decrease such liabilities) with respect to the transaction through your submission of a tax declaration after the end of the year.

This is not intended to be tax advice and we strongly recommend that you consult your independent tax advisor for specific details regarding withholding or other tax on your redemption payment.